UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2009

Commission File No.: 1-13064

NOVA CHEMICALS CORPORATION

1000 Seventh Avenue, S.W., Calgary, Alberta, Canada T2P 5L5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated November 11, 2009 – NOVA Chemicals Announces New Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA CHEMICALS CORPORATION

Date: November 12, 2009	By:	/S/ RONALD E.J. KEMLE
	Name:	Ronald E.J. Kemle
	Title:	Vice President Legal